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Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,							Six months ended June 30,
Lazy Days' R. V. Center, Inc.
	2001		2002		2003	Pro forma		2003		2004	Pro forma
Earnings:
Income (loss) before income taxes	$(2,439)		$8,198		$29,912	$7,688		$21,144		$16,322	$13,525
Plus: fixed charges	27,475		18,960		4,278	19,342		2,299		6,424	9,671

	25,036		27,158		34,190	27,030		23,443		22,746	23,196

Fixed Charges:
Interest expense, excluding floor plan interest	24,062		16,267		3,211	18,298		1,749		3,299	9,149
Amortization of loan and other costs	1,621		1,648		1,067	1,044		550		3,095	522
Amortization of discount on long-term debt	1,792		1,045		—	—		—		30	—

	27,475		18,960		4,278	19,342		2,299		6,424	9,671

Earnings to fixed charges ratio	0.9	x	1.4	x	8.0	1.4	x	10.2	x	3.5	2.4

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Calculation of Ratio of Earnings to Fixed Charges